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DD 11/24/13

SEC Mail Processing Section
NOV 27 2013
Washington, DC
124

SECURI MISSION

13026170

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-53529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/12 and ending 09/30/13 *

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Easton Investment Services, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
320 E. 90th Drive
(No. and Street)

Merrillville	IN	46410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Barbara Bowden (219)755-4347
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 W. 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

KA 4/19

OATH OR AFFIRMATION

I, **Barbara J. Bowden**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Easton Investment Services, LLC as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Barbara J. Bowden
Signature

Chief Executive Officer
Title

Elaine M. A.
Notary Public

Elaine M. Anderson
Resident Of
Lake County
My Commission Expires:
4/20/2016

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTON INVESTMENT SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2013

EASTON INVESTMENT SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2013

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Members of
Easton Investment Services, L.L.C.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Easton Investment Services, L.L.C. (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Easton Investment Services, L.L.C. as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 5, 2013

EASTON INVESTMENT SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Cash	$	45,952
Receivable from broker/dealers		2,232
Other assets		0
TOTAL ASSETS	$	48,184

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	3,200
Commissions payable		1,119
Total Liabilities	$	4,319
Members' Capital	$	43,865
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	48,184

The accompanying notes are an integral part of this financial statement.

EASTON INVESTMENT SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Indiana on June 19, 2001. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - INCOME TAXES

As a limited liability company the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

EASTON INVESTMENT SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2013

NOTE 3 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests in the Company and the amount of debt the Company can incur. Additional information is included therein.

NOTE 4 - RELATED PARTIES

Through common ownership and management, the Company is affiliated with Financial Strategies, L.L.C., a registered investment advisor and FSR Management, L.L.C. (FSR). In addition, a member and officer of the Company is a general partner or managing member of several limited partnerships and limited liability companies.

Pursuant to an agreement with the aforementioned related parties which continues until terminated or amended by either party, the Company is required to pay FSR $467 per month as reimbursement for certain overhead and operating expenses. Payments pursuant to this agreement, which total $5,604 for the year ended September 30, 2013, are allocated as follows, on the statement of income:

Occupancy	$ 2,016
Other operating expenses	3,588
	$ 5,604

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2013 the Company's net capital and required net capital were $42,757 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 10.10%.

NOTE 6 – WITHDRAWAL FROM FINRA MEMBERSHIP

The Company filed Form BDW with FINRA on October 1, 2013 to be effective as of the end of business on September 30, 2013. This will be the final filing of audited financial statements.